January 28, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	InfraREIT, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed January 20, 2015
File No. 333-201106

Dear Ms. Gowetski:

This letter sets forth the responses of InfraREIT, Inc. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 27, 2015 (the “Comment Letter”) concerning Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-201106) (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 73

Assumptions and Considerations, page 75

Footnotes (2) & (6), pages 76 & 77

1.	Please tell us how the adjustments related to unsigned base and percentage rents were calculated and appropriate given that no amendment of the S/B/C Lease has been entered into with Sharyland. Within your response, clarify if a validation under your S/B/C Lease has commenced.

The Company has revised the disclosure in Footnotes (3) and (6) on pages 76 and 77 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations, page F-10

Footnote (JJ), page F-11

2.	Please clarify and include within your amended filing, which pro forma adjustments tie into to the net number of shares cancelled presented within the table.

The Company has revised the disclosure in Footnote (JJ) beginning on page F-11 of the Registration Statement accordingly.

*            *             *

In response to the closing comments to the Comment Letter, the Company has authorized us to hereby acknowledge on its behalf that the Company undertakes to comply with the Staff’s requests. If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 953-6418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Benjamin D. Nelson
InfraREIT, Inc.

Julian T. H. Kleindorfer
Latham & Watkins LLP